SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, released on September 6, 2005, regarding corporate restructuring.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power plc, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in certain of our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: September 6, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

Corporate restructuring, £60m annualised cost savings, Board Changes

Following a review of its operating structure and functions, the Board of ScottishPower today announced a significant corporate restructuring that will result in annualised cost savings of £60m a year. This will be achieved by ceasing a wide range of reporting, regulatory and management functions previously required by the ownership of PacifiCorp and by simplifying the management structures of the continuing operations and corporate functions.

The restructuring will take place during the course of the current financial year and will give rise to an exceptional charge of £35m. There will be some benefits from the cost reduction programme in this current financial year with the full savings of £60m in the following year and thereafter.

As a consequence of the restructuring there will be a number of changes to the Board and the senior management team. Charles Berry’s role as Executive Director of the UK Division and David Nish’s role as Executive Director of the Infrastructure Division will no longer exist and both of these executives will be leaving the company with immediate effect. Judi Johansen, CEO of PacifiCorp, will continue on the Board until the sale of PacifiCorp is complete. As a consequence of the restructuring of the corporate functions, Dominic Fry, currently Corporate Communications Director, and Mike Pittman, currently Group Human Resources Director, will be leaving the Company with immediate effect.

Ian Russell, Chief Executive, said:

“Once we had made the strategic decision to sell PacifiCorp, which changes significantly the shape and scale of the group, it was necessary to review our management, operating and cost structures for the continuing businesses. The changes announced today and the resultant savings arise from stopping a range of activities previously required by our ownership of PacifiCorp and by simplifying the structure of the group. Following these changes the direct focus of the management will now be on delivering to our shareholders the benefits of further operating improvements, our £4.5bn investment programme, and seizing the opportunities for further sustainable growth.

“The Board and I are very conscious that these necessary changes will have an effect on many of our colleagues within the organisation. In particular a number of senior colleagues on the Board and Executive Team will be leaving as a consequence of these structural changes. We would like to express our sincere thanks for all their work, the significant contribution they have each individually made to ScottishPower over the years, and wish them every success in the future.”

Details of corporate restructuring

Following the decision to sell PacifiCorp, ScottishPower is now focused on the continued growth and development of its UK operations and continued growth of PPM Energy in the US. These combined continuing businesses have grown their profits by 38% over the two years to March 2005.

There are substantial opportunities for their further development and a £4.5bn investment programme, allied to continuing improvements in operating performance, will underpin future growth across all of these businesses. This restructuring introduces an operating structure that reflects the new shape and scale of the group post PacifiCorp. It also puts operating management at the centre of the business and delivers essential support functions in a cost efficient manner.

The cost savings announced today will come principally from two sources:

First, the ownership and management of PacifiCorp imposed operational and reporting requirements on ScottishPower. As a consequence of the sale, cost savings are achievable from the reduction of functions that support the ownership of PacifiCorp. These will no longer be required and the cessation of a wide range of managerial and regulatory activities will release substantial savings.

Secondly, there will also be a substantial change to the organisational structure of the UK businesses, designed to drive performance through reduced layers of management, the achievement of further efficiencies, and the consolidation of shared support functions.

The continuing businesses in the UK will be Energy Networks, Energy Retail and Energy Wholesale, and in the US, PPM Energy. The heads of each of these four businesses will report directly to the Chief Executive.

They will also become members of the main operating forum of the group, the Executive Team, together with three functional heads who will lead the shared support services, namely Finance and Strategy; Legal, Secretariat and Commercial; and, Human Resources and Communications. In addition, Ronnie Mercer, Executive Vice President of PacifiCorp Operations will remain on the Executive Team until the sale of PacifiCorp is complete, at which point it is expected that he will retire.

The new Executive Team will now be:

•	Ian Russell, Chief Executive
•	Simon Lowth, Finance and Strategy
•	Terry Hudgens, PPM Energy
•	David Rutherford, Energy Networks
•	Willie MacDiarmid, Energy Retail
•	John Campbell, Energy Wholesale
•	Ronnie Mercer, PacifiCorp Operations
•	James Stanley, Legal, Secretariat and Commercial
•	Stephen Dunn, Human Resources and Communications

Contact Details

Jennifer Lawton	Head of Investor Relations	0141 636 4527
Simon McMillan	UK Media Relations Manager	0141 566 4875

NOTE FOR READERS:

Energy Networks  —  (formerly Infrastructure Division)

Three wholly-owned subsidiaries of SPUK – SP Transmission Ltd, SP Distribution Ltd and SP Manweb plc – are the “asset owner companies” holding the group’s UK regulated assets and transmission and distribution licences. A further wholly-owned subsidiary of SPUK – SP Power Systems Ltd (“PowerSystems”) – provides management expertise and conducts the day to day operation of the networks.

The asset-owner companies act as an integrated business unit to concentrate divisional expertise on regulatory issues and investment strategy. PowerSystems implements work programmes commissioned by and agreed with the asset-owner business.

In 2004/05 operating profit for the Infrastructure Division was £416.3m

Energy Retail and Energy Wholesale  —  (formerly UK Division)

Energy Retail

ScottishPower Energy Retail is the gas and electricity supply company and holder of the group’s supply licences, manages pricing, selling, billing and receipting for gas and electricity supply to both business and domestic customers and deals with enquiries arising in the course of this business. Included within Energy Retail is SP Dataserve Ltd, which is the data management and metering company, managing the data processes that underpin customer registration through billing and settlement.

The group has over 5.1m customers in the UK.

Energy Wholesale

This division now includes ScottishPower Energy Management that is responsible for the commercial running of the power stations, including the scheduling and fuel purchasing, managing retail economics and pricing, and for managing commodity risk through buying and selling wholesale energy via ScottishPower Energy Management (Agency).

Within the Energy Wholesale portfolio will also be ScottishPower Generation Limited, which owns and operates the group’s 6,200MW of power station and other generation assets in the British Isles and holds the group’s generation licence.

The Strategic Transactions business develops the group’s position in renewable generation and other aspects of the emerging market for environmental instruments through selected investment in plant and gas storage facilities, as well, as building and commissioning wind farms in the British Isles.

In total the UK Division combined operating profit in 2004/05 was £175.6m.

PPM Energy

PPM Energy is the group’s fast growing competitive US energy business, with operating assets in ten US states and in Canada. Its diverse portfolio, focus on wind power and moderate risk approach all position PPM Energy for expected earnings growth. The business is growing through a strategic focus on clean energy: concentrating on renewable power, natural gas storage and hub services; and gas-fired generation.

In 2004/05 its operating profit was £58.1m.